This document is important and requires your immediate attention.  If you are in doubt as to how to respond to the Amended Offer you should consult with your investment dealer, accountant, tax advisor, lawyer or other professional advisor.

CREAM MINERALS LTD.

NOTICE OF CHANGE
TO SUPPLEMENTARY DIRECTORS' CIRCULAR

IN RESPONSE TO

THE AMENDED OFFER MADE BY

ENDEAVOUR SILVER CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF

CREAM MINERALS LTD.

A majority of the Board recommends that Shareholders who wish to realize upon their investment in Shares at this time accept the Amended Offer made by Endeavour Silver Corporation and tender their Shares to the Amended Offer.

Shareholders are urged to read this Notice of Change and the Supplementary Directors' Circular in their entirety.

Information contained in this Notice of Change relates to and modifies the Supplementary Directors' Circular dated October 29, 2010 issued by the Board in connection with the Initial Offer made by Endeavour Silver Corporation on October 4, 2010.  This Notice of Change should be read in conjunction with the Supplementary Directors' Circular.

Notice to U.S. Shareholders

The Amended Offer to which this Notice of Change relates is in respect of the securities of Cream Minerals Ltd., which is a Canadian issuer and, while Cream Minerals Ltd. is subject to Canadian continuous disclosure requirements, Shareholders should be aware that the Canadian requirements are different from those of the United States.

The enforcement by Cream Shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Cream Minerals Ltd. is incorporated in Canada, that all of its officers and directors and its financial advisors named herein are residents of Canada, and that a majority of its assets are located outside the United States.

November 22, 2010

TABLE OF CONTENTS

SUMMARY

ii

NOTICE OF CHANGE

1

THE AMENDED OFFER

1

BACKGROUND TO THE AMENDED OFFER

1

FAIRNESS OPINION

3

RECOMMENDATION OF THE INDEPENDENT COMMITTEE

3

RECOMMENDATION OF THE BOARD

3

REASONS FOR RECOMMENDATION

4

RISKS RELATED TO THE AMENDED OFFER

5

THE MINCO OFFER

6

RISKS RELATED TO THE MINCO OFFER

7

INFERRED MINERAL RESOURCE ESTIMATE

7

SHARE CAPITAL OF CREAM

8

INTENTIONS OF DIRECTORS AND OFFICERS WITH RESPECT TO THE AMENDED OFFER

8

NO MATERIAL CHANGES

8

OTHER INFORMATION

8

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED

8

STATEMENT OF RIGHTS

8

AVAILABILITY OF DOCUMENTS

9

FORWARD-LOOKING STATEMENTS

9

APPROVAL OF NOTICE OF CHANGE

9

CONSENT OF CAPITAL WEST PARTNERS

10

CERTIFICATE

11

SCHEDULE A – FAIRNESS OPINION

ii

SUMMARY

The information set out below is intended as a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Notice of Change.  Capitalized terms used in this Summary have the meanings given to them below in this Notice of Change.

The Amended Offer

This Notice of Change is issued in relation to the Amended Offer made by Endeavour Silver to purchase all of the issued and outstanding Shares on the revised basis, at the election of each Shareholder, of:  (a) $0.14 in cash per Share; or (b) 0.02575 of an Endeavour Silver Share per Share.

Unless extended or withdrawn, the Amended Offer will expire at 2:00 p.m. (Pacific Time) on December 6, 2010.

Directors' Recommendation	The Board recommends that Shareholders who wish to realize upon their investment in Shares at this time accept the Amended Offer and tender their Shares to the Amended Offer.
Reasons for Recommendation

With the benefit of advice from the Independent Committee, and having received the advice of its legal and financial advisors, including the Fairness Opinion, the Board, by a majority vote, has concluded that the Amended Offer is fair, from a financial point of view, to the Shareholders.

See "Reasons for Recommendation" below for further details.

NOTICE OF CHANGE

This Notice of Change is issued in relation to the Amended Offer (defined below) made by Endeavour Silver pursuant to its notice of change, variation and extension dated November 18, 2010 (the "Notice of Variation").

This Notice of Change amends and supplements the supplementary directors' circular dated October 29, 2010 (the "Supplementary Directors' Circular") issued by the Board in relation to the initial unsolicited offer (the "Initial Offer") made to Shareholders on October 4, 2010, in which Endeavour Silver offered to purchase all of the issued and outstanding Shares (including Shares that may become outstanding before the expiry date of the Initial Offer upon the conversion, exchange or exercise of outstanding options or warrants of Cream) on the basis of $0.12 in cash for each Share.

Capitalized terms used herein and not otherwise defined have the meanings given to such terms in the Supplementary Directors' Circular.

All information contained in this Notice of Change relating to the Amended Offer has been taken from or is based on the Notice of Variation or publicly available documents or records of Endeavour Silver filed with Canadian provincial securities regulatory authorities.  The Board assumes no responsibility for the accuracy or completeness of such information.

All dollar amounts in this Notice of Change are expressed in Canadian dollars, unless otherwise indicated.

THE AMENDED OFFER

In the Notice of Variation, Endeavour Silver amended the Initial Offer, and offered (the "Amended Offer") to purchase all of the issued and outstanding Shares (including Shares that may become outstanding before the expiry date of the Amended Offer upon the conversion, exchange or exercise of outstanding options or warrants of Cream), on the revised basis, at the election of each Shareholder, of (a) $0.14 in cash per Share (the "Cash Election"); or (b) 0.02575 of a common share of Endeavour Silver (an "Endeavour Silver Share") per Share (the "Share Election").  The Amended Offer expires at 2:00 p.m. (Pacific Time) on December 6, 2010.

The exchange ratio for the Share Election is based upon the 10-day volume-weighted average price of the Endeavour Silver Shares on the Toronto Stock Exchange at the close of trading on November 8, 2010, the date of Endeavour Silver's notice of change and extension (the "Notice of Extension") pursuant to which it first notified the Shareholders that it intended to make the Amended Offer, which average price was $5.4363.

The terms of the Amended Offer are described in full in the Notice of Variation.  Shareholders are urged to read the Notice of Variation in its entirety, in particular the section "Risks Relating to the Offer" on page 12 of the Notice of Variation.

BACKGROUND TO THE AMENDED OFFER

By letter agreement dated October 5, 2010, the Independent Committee engaged Capital West Partners ("Capital West") as its independent financial advisor to provide financial advisory services related to the Initial Offer and to conduct a process intended to develop value-maximizing alternatives to the Initial Offer.

On several occasions before and after the date on which the Supplementary Directors' Circular was mailed, Capital West met with Endeavour Silver to discuss the possibility of Endeavour Silver improving the terms of the Initial Offer.  On November 4, 2010, Endeavour Silver advised Capital West that it was considering increasing the offer price to $0.14, payable in cash or Endeavour Silver Shares, at the option of the tendering Shareholder, conditional on the support of the Board.  On the morning of November 5, 2010, Capital West reported on these discussions to the Independent Committee, and received instructions regarding certain terms that the Independent Committee considered to be essential to Board support.  Capital West then conveyed to Mr. Bradford Cooke, Endeavour Silver's Chief Executive Officer, the requirements stipulated by the Independent Committee.

In the late afternoon of November 5, 2010, the Board met and received Capital West's report on the status of negotiations with Endeavour Silver.  Following extensive discussion and deliberation and having received legal and financial advice, the Board authorized Capital West to convey to Endeavour Silver that a majority of the Board would be prepared to recommend that Shareholders accept an amended offer of $0.14 per Share, payable at the Shareholder's election in cash or in Endeavour Silver Shares, provided that:

•

if Endeavour decided to take up Shares, it would announce that fact by news release and extend its bid by at least 10 days to allow Shareholders who did not tender in the first instance to do so;

•

none of the Cream directors would enter into lock-up agreements or otherwise be obliged to indicate an intention to tender their Shares to such amended offer;

•

no break fee would be payable in the event that the Board rescinded its support of the amended bid because a superior proposal had been made; and

•

if the Minimum Tender Condition was not met, Cream could, at its election, enter into a property acquisition and joint venture agreement on Nuevo Milenio with Endeavour Silver having the same terms (but without any due diligence condition) as the Minco Offer.

The last condition had been suggested by Endeavour as a means to protect Cream in the event that Endeavour did not acquire at least a majority of the Shares, and at that time the Minco Offer was for any reason no longer available to Cream.

On the evening of November 5, 2010, Capital West conveyed the foregoing information to Mr. Cooke, who replied that he would consult with others and advise Capital West of Endeavour Silver's position the next day.  On Saturday, November 6, 2010, Mr. Cooke advised Capital West by telephone that Endeavour Silver was prepared to amend its offer on the basis conveyed by Capital West on the evening of November 5, 2010, but that it wanted to document the terms clearly, which it would do in an agreement to be delivered on Monday, November 8, 2010.

In the late afternoon of Sunday, November 7, 2010, Capital West received a draft support agreement from Endeavour Silver and forwarded it to legal counsel for the Independent Committee and Cream.  On the morning of Monday, November 8, 2010, Capital West advised Mr. Cooke that the draft support agreement did not reflect certain material terms that had been stipulated by Capital West to Endeavour Silver on November 5, 2010, and that it contained a number of additional terms that had not been considered or approved by the Board.  On the afternoon of November 8, 2010, Endeavour Silver sent to Capital West a shorter letter agreement which purported to, but still did not, reflect the terms that had been conveyed by Capital West to Endeavour Silver on November 5, 2010.  In a further discussion between Capital West and Mr. Cooke immediately before Cream's 4:00 p.m. Board meeting, Mr. Cooke agreed to amend a provision of the letter agreement to make it consistent with the message delivered by Capital West on November 5.  Even with that change, however, the terms of the letter agreement presented to the Board on November 8 did not reflect those approved by it on November 5 and it was apparent to the Board that a meeting of the minds with respect to the terms of the proposed agreement had not been achieved.

Also on November 8, 2010, Cream received a letter from Minco stating that Minco had agreed to waive the due diligence condition in the Minco Offer and, if there was an amended or extended offer from Endeavour Silver, to extend the date for acceptance of the Minco Offer until one day past the closing of such amended or extended offer from Endeavour Silver.

At the Board meeting on November 8, 2010, following extensive discussion, a vote was held to determine whether the Board would be prepared to recommend the amended offer to Shareholders, provided that an agreement could be concluded with Endeavour Silver that reflected the terms that had been approved by a majority of the Board and conveyed to Endeavour Silver by Capital West on November 5, 2010.  Before the voting concluded, Mr. Art Troup resigned from the Board.  With an equality of votes, the resolution was not approved.  Immediately after the Board meeting on November 8, 2010, Capital West advised Mr. Cooke that Cream was not in a position to say that a majority of the directors would recommend that Shareholders accept the proposed amended offer.

On November 9, 2010, Mr. Douglas Lang resigned from the Board; as a result, the Independent Committee now consists of Mr. Sargent Berner and Mr. Robin Merrifield.

On November 9, 2010, Endeavour Silver announced in a press release (the "Press Release") that it would extend the expiry date of the Initial Offer from November 9, 2010 to November 19, 2010, and it mailed to Shareholders the Notice of Extension extending the expiry date of the Initial Offer to November 19, 2010.

In the Press Release and in the Notice of Extension, Endeavour Silver advised it would amend the Initial Offer to provide a further extension of 10 days following the date that the "Minimum Tender Condition" of at least 50.1% of the Shares (on a fully-diluted basis) are deposited under the Amended Offer and not withdrawn.  The Notice of Variation does not, however, include such a commitment.

In the Press Release and in the Notice of Extension, Endeavour Silver also stated that if the Minimum Tender Condition is not met at the expiry time of the Amended Offer (as may be extended), it would agree, at any time within 30 days after the expiry date of the Amended Offer, at Cream's election, to enter into an agreement with Cream on the same terms as the Minco Offer.  The Notice of Variation does not, however, include such a commitment.

FAIRNESS OPINION

Capital West has delivered to the Independent Committee its opinion dated November 22, 2010 (the "Fairness Opinion"), based on and subject to the scope of review, assumptions and limitations set forth therein, that the consideration offered to Shareholders under the Amended Offer is fair, from a financial point of view, to the Shareholders.

The summary of the Fairness Opinion in this Notice of Change is qualified in its entirety by reference to the full text of the Fairness Opinion, a copy of which is attached as Schedule A hereto. Shareholders should read the Fairness Opinion in its entirety.

RECOMMENDATION OF THE INDEPENDENT COMMITTEE

After careful consideration of the Amended Offer and various factors it considered relevant, including those discussed under the heading "Reasons for Recommendation" in this Notice of Change, and after consultation with its legal and financial advisors, on November 22, 2010 the Independent Committee delivered to the Board its unanimous recommendation that the Board recommend that Shareholders who wish to realize upon their investment in Shares at this time accept the Amended Offer and tender their Shares to the Amended Offer.

RECOMMENDATION OF THE BOARD

On November 22, 2010, the Board met to consider the recommendations of the Independent Committee.  The Board carefully considered the Amended Offer, with the benefit of the Independent Committee's report and advice from the Company's legal advisors.  Based upon the foregoing, the Board, by a majority vote, determined that it would recommend that Shareholders accept the recommendation of the Independent Committee.

Accordingly, the Board recommends that Shareholders who wish to realize upon their investment in Shares at this time accept the Amended Offer made by Endeavour Silver and tender their Shares to the Amended Offer.

Shareholders are urged to consider the Amended Offer carefully and to review the Fairness Opinion attached as Schedule A to this Notice of Change, and to read this Notice of Change in its entirety before deciding whether to accept or reject the Amended Offer.

Shareholders who are in doubt about how to respond to the Amended Offer, including whether or not to deposit their Shares to the Amended Offer, should contact their investment dealer, accountant, tax advisor, lawyer or other professional advisor.

REASONS FOR RECOMMENDATION

The Board made no recommendation to Shareholders in respect of the Initial Offer, noting that ultimately, it is a choice that will rest on each Shareholder's personal circumstances, appetite for risk and tolerance of uncertainty.  The following is a summary of the principal reasons why the Independent Committee and the Board have decided to recommend that Shareholders who wish to realize upon their investment in Shares at this time accept the Amended Offer:

•

Capital West has delivered to the Independent Committee and the Board its opinion, based on and subject to the scope of review, assumptions and limitations set forth in the Fairness Opinion, that the consideration offered to Shareholders under the Amended Offer is fair, from a financial point of view, to the Shareholders.

•

The increased consideration of $0.14 per Share under the Amended Offer represents a 17% increase in the cash consideration offered under the Initial Offer.

•

The consideration of $0.14 per Share under the Cash Election represents a premium of 105% over the average closing price of the Shares of $0.068 for the 10 trading days ended September 24, 2010 (the last trading day prior to the announcement of the Initial Offer), a premium of 86% over the closing trading price of $0.075 on September 24, 2010, and a premium of 27% over the closing price of the Shares of $0.11 on November 8, 2010.

•

The consideration of 0.02575 of an Endeavour Silver Share under the Share Election has an implied value of $0.1566 per Share, based on the 10-day volume-weighted average price of the Endeavour Silver Shares on the Toronto Stock Exchange as at close of trading on the last trading day prior to the date of the Notice of Variation, which average price was $6.0815 per Endeavour Silver Share.

•

The Amended Offer permits Shareholders who make the Share Election to continue to participate in silver exploration.

•

The Amended Offer is the only offer for 100% of the Shares that is available for acceptance by the Shareholders, and offers Shareholders an opportunity for immediate liquidity and certainty of value.  Although a superior proposal that would deliver greater consideration per Share than the Amended Offer may emerge before the expiry of the Amended Offer, no such offer is currently expected by the Board.

•

Minco has advised Cream that it has waived the due diligence condition in the Minco Offer, and is willing to extend the date for acceptance of the Minco Offer until one day past the closing of the Amended Offer.

•

The Company's ability to continue as a going concern is dependent on its ability to obtain additional financing.  The Company estimates that the completion of the transactions contemplated by the Minco Offer, together with the associated forbearance of debt by Frank Lang (as described in the Supplementary Directors' Circular), would provide the Company with sufficient working capital to operate without further equity financing for at least a 24-month period and to settle outstanding debt, other than the deferred amount.  It is expected that additional financing, with accompanying dilution, would thereafter be required.  If the Amended Offer is not successful, and for any reason Cream cannot or does not complete the transaction contemplated by the Minco Offer, the Company will have an immediate need for additional financing.  Current market conditions, the challenging funding environment and the recent low trading price of the Shares may make it difficult for Cream to raise sufficient funds through equity financings.  There can be no assurance that the required funding will be available to the Company on acceptable terms, or at all, and completion of future financings may result in substantial dilution for Shareholders.  There are significant risks and uncertainties related to the Minco Offer, which are described in further detail below.  See "Risks Related to the Minco Offer" below for further details.

The foregoing is only a summary of the information and factors considered by the Independent Committee and the Board.  This summary is not intended to be exhaustive of the factors considered by them in reaching their conclusions and recommending acceptance of the Amended Offer, but includes the material information, factors and analysis considered by the Independent Committee and the Board.  The members of the Independent Committee and the Board evaluated various factors summarized above in light of their own knowledge of the business, financial condition and prospects of the Company, and based upon the Fairness Opinion and the advice of their respective legal counsel.  In light of the numerous factors considered in connection with their evaluation of the Amended Offer, the Independent Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching their conclusions and their decision to recommend acceptance of the Amended Offer.  In addition, the individual members of the Independent Committee and the Board may have given different weight to different factors.  The conclusions of the Independent Committee and the Board were made after considering the totality of the information and factors involved.

RISKS RELATED TO THE AMENDED OFFER

The Amended Offer remains subject to a number of risks and uncertainties, including but not limited to the following:

•

The Amended Offer remains subject to conditions, to the benefit of Endeavour Silver, including that the Minimum Tender Condition be met or waived.

•

Contrary to what Endeavour Silver stated in the Press Release and the Notice of Extension, it did not include in the Amended Offer a commitment that, if the Minimum Tender Condition is met, it will announce that fact by news release and extend the Amended Offer by at least 10 days.  Accordingly, it is possible that Shareholders who do not tender their Shares in the first instance may have no further opportunity to tender if it becomes clear that Endeavour Silver will acquire a majority shareholding in Cream.

•

Frank Lang, a director and the Chairman of the Company, beneficially owns or controls approximately 21.4% of the issued and outstanding Shares, as well as options and warrants entitling him to acquire additional Shares, for a total of approximately 24.1% of the Shares calculated on a fully-diluted basis.  Mr. Lang has advised the Board that he will not tender any of his Shares to the Amended Offer.  The value of the Shares may decline, perhaps significantly, if a majority of the outstanding Shares are controlled by two significant Shareholders, each wanting to direct the affairs of the Company.

•

It is possible that Endeavour Silver could waive its Minimum Tender Condition and acquire less than a majority of the Shares without any obligation to extend its offer to Shareholders who did not tender in the first instance.  The Company's ability to effectively carry on its business may be impaired by a dysfunctional relationship between two significant Shareholders.

•

Cream is an exploration company that holds what the Board believes is a highly prospective silver-gold property, the Nuevo Milenio project, as well as several other exploration prospects.  Shareholders who accept the Amended Offer will forego an opportunity to participate to any meaningful degree in the upside potential associated with Nuevo Milenio, which could be significant, as well as Cream's other properties.

•

Endeavour Silver stated in the Press Release and the Notice of Extension that, if the Minimum Tender Condition is not met at the expiry time of the Amended Offer (as may be extended), it would agree, at any time within 30 days after the expiry date of the Amended Offer, at Cream's election, to enter into an agreement with Cream on the same terms as the Minco Offer.  No such commitment was included, however, in the Notice of Variation.

•

The purchase of Shares by Endeavour Silver pursuant to the Amended Offer will reduce the number of Shares that might otherwise trade publicly and the number of Shareholders and could, therefore, adversely affect the liquidity and market value of the remaining Shares held by the public.

•

Endeavour Silver has advised that, if the Amended Offer is accepted by Shareholders who hold not less than 90% of the Shares (other than those held by Endeavour Silver and its affiliates), Endeavour Silver intends to acquire the remaining Shares on the same terms as the Amended Offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia).  Endeavour Silver has also advised that, if it takes up and pays for Shares under the Amended Offer but cannot rely on the compulsory acquisition provisions, it intends to effect a subsequent acquisition transaction to acquire the remaining Shares.  If it takes up and pays for 66 2/3% of the Shares issued and outstanding on a fully-diluted basis, it will own sufficient Shares to effect a subsequent acquisition transaction.  However, given that Mr. Lang has advised that he will not tender to the Amended Offer, it is not expected that Endeavour Silver will be in a position to complete a compulsory acquisition of the remaining Shares, and there is no certainty that it will be able to acquire a sufficient number of Shares to effect a subsequent acquisition transaction.

•

If Endeavour Silver takes up Shares under the Amended Offer, but does not acquire 100% of the Shares, there may thereafter be insufficient public distribution of the Shares to meet the TSX Venture Exchange's continued listing requirements.  If the Shares are delisted from the TSX Venture Exchange, there may be no other market for the Shares.

•

Endeavour Silver has advised that if it cannot complete a subsequent acquisition transaction, it will evaluate its alternatives, which may include purchasing Shares in the market, in privately negotiated transactions, in another take-over bid for Cream, or otherwise, or taking no further action to acquire additional Shares.  Any additional purchases would be at the discretion of Endeavour Silver, and could be at a price greater than, equal to or less than the Amended Offer price.

•

Shareholders who accept the Amended Offer and elect to receive Endeavour Silver Shares as consideration will be subject to all of the risks and uncertainties applicable to the Endeavour Silver Shares, as described in or incorporated by reference into the Notice of Variation, and the Risks Related to the Offer, as described in the Notice of Variation.

THE MINCO OFFER

On October 14, 2010, Cream received the Minco Offer, which was initially open for acceptance by Cream until November 10, 2010, the day after the scheduled expiry time of the Initial Offer.  On November 8, 2010, Minco amended the Minco Offer by waiving its due diligence condition and stating that the Minco Offer would remain open for acceptance by Cream until one day following the expiry date of the Amended Offer (as it may be extended by Endeavour Silver).  Details of the Minco Offer are disclosed in the Supplementary Directors' Circular.

While the Minco Offer is no longer subject to a due diligence condition, the Minco Offer is not irrevocable and may be withdrawn by Minco at any time prior to acceptance thereof by Cream.  The Minco Offer remains subject to conditions customary for transactions of this nature, including receipt of all required regulatory and stock exchange approvals and approval of the Shareholders, if required.

The Board is of the view that, given the limited financial resources of the Company and in accordance with the Company's business plan, if the Amended Offer is not accepted by a majority of the Shareholders and no superior alternative proposal is received, the acceptance of the Minco Offer would be in the best interests of the Company.  If on the expiry date of the Amended Offer, Shares representing less than 50.1% of the outstanding Shares, calculated on a fully-diluted basis, are tendered to the Amended Offer, the Board intends to accept the Minco Offer.  If an agreement is entered into with Minco on substantially the terms set forth in the Minco Offer, Cream would retain a 30% interest in the upside potential of Nuevo Milenio.

Although the Board recommends that Shareholders who wish to sell their Shares accept the Amended Offer and tender the Shares, Shareholders who wish Cream to remain in the business of mineral exploration and to participate in the development of the Nuevo Milenio project, with the possibility but no assurance that they may over the longer term achieve a better return by retaining their Shares, may prefer not to accept the Amended Offer.

RISKS RELATED TO THE MINCO OFFER

While the Minco Offer creates potential opportunities for Cream and the Shareholders, it is also subject to a number of risks and uncertainties, including but not limited to the following:

•

The Minco Offer is not irrevocable, and there can be no assurance that it will not be withdrawn by Minco prior to acceptance by Cream.

•

The obligations of Minco and Cream to complete the transactions related to the Minco Offer are subject to a variety of conditions, including the receipt of all necessary governmental, regulatory and stock exchange approvals and, if required, the approval of the Shareholders.  There can be no assurance that all such approvals will be obtained to allow the parties to complete the transactions contemplated by the Minco Offer.

•

The option for Minco to acquire an additional 20% interest in Nuevo Milenio is an option only.  There would be no requirement for Minco to incur the necessary work expenditures to earn an additional 20% interest in the Nuevo Milenio project.  Minco would be the operator of the Nuevo Milenio project so long as it maintained a minimum 50% interest in the project.

•

If Cream and Minco form a joint venture on the Nuevo Milenio project, Cream would need to contribute its pro-rata share of expenditures related to the Nuevo Milenio project, failing which it would suffer the dilution of its interest in the Nuevo Milenio project.  There can be no assurance that Cream will have or be able to raise sufficient funds, when required, to maintain its interest in the Nuevo Milenio project.  If Cream's interest in the Nuevo Milenio project is diluted to less than a 10% interest, Cream's interest in the Nuevo Milenio project would convert to a 1.0% net smelter returns royalty.

•

An agreement reflecting the Minco Offer, together with the Forbearance Agreement described in the Supplementary Directors' Circular, appears to be a viable means for Cream to achieve financial stability and maintain a significant interest in the upside potential of the Nuevo Milenio project and Cream's other properties if the Minimum Tender Condition is not met; however, that potential may never be realized.

•

Mineral exploration is speculative.  It is possible that, for a variety of reasons (including but not limited to inherent uncertainties involved in mineral resource estimates, fluctuations in the price of silver, failure to obtain or maintain all required permits and approvals, and country risk), further exploration on Nuevo Milenio will not prove to be a success, and the market value of the Shares after the completion of the work contemplated by the Minco Offer may be lower than the Amended Offer price.

INFERRED MINERAL RESOURCE ESTIMATE

Cream's disclosure of an inferred mineral resource estimate for the Nuevo Milenio property is based on a report entitled "Geological Report on the Dos Hornos and Once Bocas Gold-Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico" dated February 16, 2006 prepared by F. Holcapek, P. Eng. Geology (the "Report").  Mr. Holcapek, who prepared the Report and subsequent reports dated January 30, 2008 and December 24, 2008 on the Nuevo Milenio project, is a "qualified person", but is not independent of Cream within the meaning of National Instrument 43-101, Standards of Disclosure for Mineral Projects.  It is possible that an independently prepared mineral resource estimate could be materially different from the inferred mineral resource estimates contained in the Report and subsequent reports.

SHARE CAPITAL OF CREAM

The authorized share capital of the Company consists of an unlimited number of Shares.  As of November 19, 2010, there are outstanding a total of 100,566,345 Shares, as well as warrants entitling the holders thereof to acquire up to an additional 20,199,471 Shares and options entitling the holders thereof to acquire up to an additional 4,101,500 Shares.  From September 27, 2010, the date on which Endeavour Silver announced its intention to make the Initial Offer, to the date of this Notice of Change, a total of 12,242,143 warrants of Cream have been exercised and warrant exercise proceeds of $1,224,214.30 received by Cream.

INTENTIONS OF DIRECTORS AND OFFICERS WITH RESPECT TO THE AMENDED OFFER

The current directors and officers of Cream, as a group, beneficially own or control 25,620,388 Shares, representing approximately 25.5% of the issued and outstanding Shares, as well as options and warrants entitling them to acquire additional Shares, for a total of approximately 29.6% of the Shares calculated on a fully-diluted basis.

Each of the directors and officers of Cream who owns Shares has indicated that he or she has not accepted, and does not intend to accept, the Amended Offer.  To the knowledge of the directors and officers of Cream, after reasonable enquiry, no associate or affiliate of Cream, no associate or affiliate of a director or officer of Cream, no person holding more than 10% of the issued and outstanding Shares, and no person acting jointly or in concert with Cream, has accepted or indicated an intention to accept the Amended Offer.  However, if the Minimum Tender Condition is met and Endeavour Silver then chooses to extend the expiry date of the Amended Offer, certain of the directors and officers of the Company may choose to tender to the Amended Offer at that time.

NO MATERIAL CHANGES

Except as publicly disclosed or as referred to in this Notice of Change, the directors and officers of Cream are not aware of any information that indicates any material change in the affairs of Cream since the date of its most recent published interim financial statements.

OTHER INFORMATION

Except as disclosed in this Notice of Change, there is no information that is known to the Board that would reasonably be expected to affect the decision of the Shareholders (or holders of securities convertible into Shares) to accept or reject the Amended Offer.

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED

Capital West was retained to render financial advisory services to the Independent Committee and the Board in connection with its analysis of and response to the Initial Offer and the Amended Offer and the preparation of the Fairness Opinion.  Cream will pay Capital West customary compensation and will reimburse it for its reasonable out-of-pocket expenses.  Cream has agreed to indemnify Capital West against certain liabilities arising out of or in connection with its engagement.

Except as set forth above, neither Cream nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Shareholders in connection with the Amended Offer.

STATEMENT OF RIGHTS

Securities legislation of the provinces and territories of Canada provides security holders of Cream with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders.  However, such rights must be exercised within prescribed time limits.  Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

AVAILABILITY OF DOCUMENTS

Cream is a reporting issuer in the provinces of Alberta and British Columbia.  Cream files its continuous disclosure documents and other documents with Canadian provincial securities authorities in such provinces, which documents are available under Cream's profile at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Notice of Change, including the discussion of the reasons that a majority of the Board recommends acceptance of the Amended Offer, contains forward-looking information (as defined in the Securities Act (British Columbia)) and forward-looking statements (within the meaning of the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Notice of Change (together "forward-looking information").

Such forward-looking information can be found in "Reasons for Recommendation", "Risks Related to the Amended Offer" and "Risks Related to the Minco Offer".  Generally these forward-looking statements may be, but are not always, identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Examples of such forward-looking information in this Notice of Change include, but are not limited to:  whether the Amended Offer will be successful; whether the Minimum Tender Condition will be met or waived; whether the Minco Offer will be accepted by Cream; whether the transactions contemplated by the Minco Offer will be completed; and whether greater value may be realized in the future on the Shares than the value available under the Amended Offer.  Actual results and developments are likely to differ, perhaps materially, from those expressed or implied by the forward-looking information contained in this Notice of Change.  Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to:  the ability of Endeavour Silver to complete the Amended Offer; the existence of third parties interested in purchasing some or all of the Shares; the continued availability of the Minco Offer; receipt of all necessary approvals to the Minco Offer; and the exploration potential of the Nuevo Milenio project.

In respect of forward-looking information relating to Cream, factors which could cause actual results to differ materially from current expectations include, but are not limited to:  risks and uncertainties relating to the Amended Offer; Endeavour Silver's ability to develop the Nuevo Milenio project; fluctuations in the price of silver; fluctuations in the fair value of the assets of Cream; a failure to receive all necessary governmental, regulatory and stock exchange approvals required by the Minco Offer; inherent uncertainties involved in mineral resource estimates; fluctuations in interest rates and exchange rates; the strength of the economic fundamentals of silver; general economic conditions; competitive conditions in the businesses in which Endeavour Silver and Cream operate; and changes in laws, rules and regulations applicable to Cream and Endeavour Silver.

Cream specifically disclaims any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  These forward-looking statements should not be relied upon as representing Cream's views as of any date subsequent to the date of this Notice of Change.

APPROVAL OF NOTICE OF CHANGE

The contents of this Notice of Change have been approved and the delivery hereof has been authorized by the Board.

CONSENT OF CAPITAL WEST PARTNERS

To:

The Board of Directors of Cream Minerals Ltd.

Dated:

November 22, 2010

We hereby consent to the references to our firm name and extracts of our opinion dated November 22, 2010 (the "Fairness Opinion") addressed to the independent committee of the board of directors of Cream Minerals Ltd. ("Cream") in the notice of change dated November 22, 2010 (the "Notice of Change") to the supplementary directors' circular of Cream under the headings "Background to the Amended Offer"; "Fairness Opinion"; "Reasons for Recommendation" and "Persons or Assets Employed, Compensated or Used", and to the attachment of the Fairness Opinion in its entirety as Schedule A to the Notice of Change.  In providing such consent, we do not intend that any person other than the Cream board of directors and the independent committee thereof rely upon such opinion.

  (signed)  Capital West Partners

CERTIFICATE

November 22, 2010

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Cream Minerals Ltd.

"Sargent H. Berner"	"Michael E. O'Connor"
SARGENT H. BERNER Director	MICHAEL E. O'CONNOR President, CEO and Director

SCHEDULE A – FAIRNESS OPINION